Mail Stop 4720   June 24, 2009

Craig Barrows, Esquire
Vice President and General Counsel
ImmunoGen, Inc.
830 Winter Street
Waltham, Massachusetts 02451

Re: ImmunoGen, Inc.
**   Form 10-K for the year ended June 30, 2008**
**   File No. 000-17999**

Dear Mr. Barrows:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director